[Letterhead of The Bank of New York Mellon Trust Company, N.A.]

June 25, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:      Mr. Douglas Brown

Re:	Eastern American Natural Gas Trust
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
File No. 1-11748

Dear Mr. Brown:

This letter responds to your letter dated June 11, 2009 addressed to Eastern American Natural Gas Trust (the “Trust”).  The following response is numbered to correspond to the Staff’s comments.  Your comments are also set forth below for your convenience.

1.             We note your statements that “[b]ecause of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance.”  Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

RESPONSE:   In response to your comment, in future filings we will add the phrase “ at a reasonable assurance level” to the existing statement, so that in lieu of the current statement: “Mike Ulrich, as Trust Officer of the Trustee, has concluded that the disclosure controls and procedures are effective.”, the statement will read “Mike Ulrich, as Trust Officer of the Trustee, has concluded that the disclosure controls and procedures are effective at a reasonable assurance level.”

2.             We note that you have included the exhibits, including the certifications, at the end of your periodic report, instead of filing them as exhibits to the periodic report.  In future filings, please file the exhibits as separate exhibits with the filing.

RESPONSE:   In response to your comment, in future filings, we will file the exhibits as separate exhibits with the filing.

3.             Please ensure that your certifications match the exact form set forth in Item 601(b)(31) of Regulation S-K.  For example, we note that you replaced the word “this” with “the” in the first phrase of paragraph 1; used the phrase “annual report” instead of “report” throughout the certification; and used the phrase “registrant’s fourth quarter” instead of “registrant’s most recent fiscal quarter” in paragraph 4(d).

RESPONSE:   In response to your comment, in future filings, we will ensure that the certifications match the exact form set forth in Item 601(b)(31) of Regulation S-K, modified as permitted by the Staff’s no action letter dated November 13, 2002 addressed to Bank of America, N.A.

At your request, the Trust hereby acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosures in the filing;

2.             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.             The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If members of the Staff have any further comments or questions or require any additional information, please contact the undersigned at (800) 852-1422.

Very truly yours,

/s/ Mike Ulrich
Mike Ulrich
Vice President and Trust Officer
The Bank of New York Mellon Trust Company, N.A., as Trustee of Eastern American Natural Gas Trust